SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Noland Company

(Name of Subject Company (Issuer))
Primus Inc.
Winvest Inc.
(Offerors)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $10.00 per share
(Title of Class of Securities)

655286102
(CUSIP Number of Class of Securities)

Richard W. Schwartz
President and Chief Executive Officer
Primus Inc.
3110 Kettering Boulevard
Dayton, OH 45439
1-937-531-6359
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Beverly F. Shillito
Sebaly Shillito + Dyer
A Legal Professional Association
1900 Kettering Tower
Dayton, OH 45423
1-937-222-2500

CALCULATION OF FILING FEE:

Transaction valuation (1)	Amount of filing fee(2)

$250,469,132	$29,481

     The transaction valuation assumes the purchase of 3,384,718 shares of common stock of Noland Company (based on shares outstanding as of April 19, 2005) at a purchase price of $74.00 per share.

     ☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$29,481
Form or Registration No.:	Schedule TO
Filing Party:	Primus Inc. & Winvest Inc.
Date Filed:	April 19, 2005

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑ third-party tender offer subject to Rule 14d-1.
     ☐ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

(1)	For purposes of calculating amount of filing fee only.

(2)	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission (the “SEC”) on December 9, 2004.

Amendment No. 4 to Schedule TO

     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 19, 2005, as amended and supplemented by Amendment Nos. 1, 2 and 3 to the Tender Offer Statement on Schedule TO filed on April 22, 2005, May 3, 2005 and May 9, 2005, respectively, (as so amended, the “Schedule TO”) relating to the offer by Winvest Inc., a Virginia corporation (“Winvest”) and a wholly-owned subsidiary of Primus Inc. (dba WinWholesale Inc.), a Delaware corporation (“WinWholesale”), to purchase all issued and outstanding shares of common stock, par value $10.00 per share (the “Shares”), of Noland Company, a Virginia corporation (“Noland Company”), at a price of $74.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 19, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment is being filed on behalf of Winvest and WinWholesale. Capitalized terms used and not defined in this Amendment have the meanings specified in the Offer to Purchase or in the Schedule TO.

     The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The Offer expired at 12:00 midnight, New York City time, on Monday, May 16, 2005. In the Offer, approximately 3,183,143 Shares were validly tendered and not withdrawn, representing approximately 93.7 percent of the outstanding Shares. In addition, approximately 19,283 Shares were tendered pursuant to Notices of Guaranteed Delivery, representing approximately 0.57 percent of the outstanding Shares. Winvest has accepted for payment all validly tendered Shares.

ITEM 11. ADDITIONAL INFORMATION

     On May 18, 2005, WinWholesale issued a press release announcing the results of the Offer as of the expiration of the Offer. WinWholesale also announced that the short-form merger of Winvest with and into Noland Company (the “Merger”) is expected to occur on Thursday, May 19, 2005 at 11:59 p.m. Each outstanding Share not tendered in the Offer (other than Shares held by WinWholesale or Winvest) will be converted into the right to receive $74.00 per Share in cash, without interest. Following the consummation of the Merger, Noland Company will continue as the surviving corporation and a wholly-owned subsidiary of WinWholesale.

     The press release issued by Primus Inc. (dba WinWholesale Inc.) announcing the expiration of the Offer is attached hereto as Exhibit (a)(5)(iii).

ITEM 12. EXHIBITS.

     Item 12 is hereby amended and supplemented by adding the following exhibit:

     “(a)(5)(iii) Text of press release issued by WinWholesale on May 18, 2005.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

WINVEST INC.

	By:	/s/ RICHARD W. SCHWARTZ
Name: Richard W. Schwartz
Title: President

PRIMUS INC. (dba WINWHOLESALE INC.)

	By:	/s/ RICHARD W. SCHWARTZ
Name: Richard W. Schwartz
Title: President
Dated: May 18, 2005

EXHIBIT INDEX

Index No.

(a)(5)(iii)	Text of press release issued by Primus Inc. (dba WinWholesale Inc.) dated May 18, 2005.